[Pharmacopeia Logo]

September 18, 2006

Via Edgar

Keira Ino
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Pharmacopeia Drug Discovery, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 000-32801

Dear Ms. Ino:

By letter dated July 18, 2006 (the “Comment Letter”) from you to Leslie J. Browne, Ph.D., President and Chief Executive Officer of Pharmacopeia Drug Discovery, Inc. (the “Company”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s Report on Form 10-Q for the quarterly period ended March 31, 2006 (the “10-Q”).  The Company responded to the Comment Letter in a letter dated August 1, 2006 (the “Response Letter”) that was filed via EDGAR.  You subsequently provided two additional comments of the Staff with respect to the Response Letter in conversations with the Company (the “Additional Comments”).

I am providing the Company’s response to the Additional Comments.

1.             The Company acknowledges the Staff’s comment.  The Company will disclose in future reports that under the Product Development and Commercialization Agreement among SmithKline Beecham Corporation doing business as GlaxoSmithKline, Glaxo Group Limited (together, “GSK”) and the Company dated March 24, 2006 (the “GSK Agreement”) each of the Company and GSK has the right to terminate the GSK Agreement in its sole discretion under certain specified circumstances at any time during the term of the GSK Agreement as well as under circumstances that are customary in these types of agreements.  The Company will add disclosure stating that any refund the Company may be required to pay in the event the Company exercises its discretionary termination right will be calculated based on when during the term of the GSK Agreement that termination occurs.

2.             The Company acknowledges the Staff’s comment.  In addition to the disclosure the Company added to its Report on Form 10-Q for the quarterly period ended June 30, 2006, the Company will disclose in future reports the aggregate amount of future milestone payments potentially payable by it under the terms of the various agreements to which it is a party, including the License Agreement dated March 27, 2006 between the Company and Bristol-Myers Squibb Company, with the appropriate caveats to make clear that it is not certain that any of such milestones may be achieved by the Company. The Company will include the following disclosure in its future reports and will replace the dollar amount placeholder below with an actual dollar amount:

Under the terms of certain agreements to which the Company is a party, it is possible that the Company may become obligated to pay aggregate milestone payments totaling up to $[x] million upon the achievement of successive clinical and regulatory events and royalties on sales of products, if any, resulting from programs for which the Company has development responsibility under such agreements.  We will not be responsible for the payment of future milestone and/or royalty payments in the event that development of such a program is discontinued.  Preclinical and clinical development of drug candidates is a long, expensive and uncertain process.  At any stage of the preclinical or clinical development process, we may decide to discontinue the development of our product candidates.  To date, none of the compounds to which we hold complete or partial rights has reached the stage of commercial product.  We do not expect that our product candidates will be commercially available for many years, if ever.

The Company intends to make the disclosure revisions set forth above in its responses to the Additional Comments in future reports.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to an applicable filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Please refer any questions or comments with respect to this letter to the undersigned at (609) 452-3761.

Very truly yours,

/s/  Stephen C. Costalas

Stephen C. Costalas
Executive Vice President, General Counsel
and Secretary

cc:                                 Brian M. Posner, Executive Vice President, Chief Financial Officer
and Treasurer, Pharmacopeia Drug Discovery, Inc.
Ella DeTrizio, Esq., Dechert LLP
Anthony Masherelli, Ernst & Young LLP